UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-35866

KNOT Offshore Partners LP

(Translation of registrant’s name into English)

2 Queen’s Cross,

Aberdeen, Aberdeenshire

AB15 4YB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).

Yes   ☐             No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐             No    ☒

EXHIBITS.

Exhibit Number	Exhibit Description

1.1	At-the-Market Issuance Sales Agreement, dated August 26, 2021, by and among KNOT Offshore Partners LP, KNOT Offshore Partners GP LLC, KNOT Offshore Partners UK LLC, KNOT Shuttle Tankers AS and B. Riley Securities, Inc.

5.1	Opinion of Watson Farley & Williams LLP as to the validity of the securities

8.1	Opinion of Baker Botts L.L.P. as to certain U.S. federal tax matters

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-248518) OF THE REGISTRANT.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOT OFFSHORE PARTNERS LP

Date: August 26, 2021

	By:	/s/ Gary Chapman
		Name:	Gary Chapman
		Title:	Chief Executive Officer and
Chief Financial Officer

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